Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

June 5, 2020

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewsWire and posted to the Issuer’s disclosure hall with the CSE on June 5, 2020.

Item 4Summary of Material Change

The Company announced that it entered into a Definitive Agreement to acquire the licensing rights for the branding of High Times® dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and branding of High Times hemp derived CBD products nationally in the United States carrying the Culture® brand. The Definitive Agreement includes RWB securing the rights from HT Retail Licensing, LLC (“HT”) to Culture® for the branding of CBD and whole hemp flower products nationally in the United States. Initial plans are to grow and manufacture these best-in-class products from its massive 3.6 million square foot facility in Illinois.

The transaction will be completed by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia), whereby 1252034 B.C. Ltd. (“Subco”), a newly formed wholly-owned British Columbia subsidiary of RWB, will amalgamate with 1251881 B.C. Ltd. in exchange for US$15,000,000 worth of common shares of RWB (the “Consideration Shares”) at a deemed price of CDN$1.50 per share. Closing is subject to a number of corporate, regulatory and other approvals and conditions and is expected to occur on or about June 9, 2020. A finder’s fee will be payable on this transaction.

Item 5Full Description of Material Change

5.1Full Description of Material Change

See the attached news release.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer
Phone:  604‐687‐2038

Item 9Date of Report

June 8, 2020